RETALIX LTD.

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "Meeting") of Retalix Ltd. (the "Company") will be held on June 5, 2006 at 4:00 p.m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra'anana, Israel, for the following purpose:

    1. To elect two outside directors to the Board of Directors of the Company for a three year term.


Shareholders of record at the close of business on May 3, 2006 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return such document promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Alternatively, shareholders may elect to vote their shares by written ballot the form of which )together with the relevant instructions( may be obtained on the website of the Israeli Securities Authorities at: http://www.magna.isa.gov.il, on the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il, or directly from the Company.

Joint holders of shares should take note that, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Members.

                                By Order of the Board of Directors,

                                          Barry Shaked
                               Chairman of the Board of Directors
Dated: May 10, 2006



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4

                                  RETALIX LTD.
                       10 Zarhin Street, Ra'anana, Israel


                                 PROXY STATEMENT


This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value (the "Ordinary Shares"), of Retalix Ltd. ("Retalix" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary Meeting of Shareholders. The Meeting will be held on June 5, 2006 at 4:00 p..m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra'anana, Israel.

     The agenda of the Annual General Meeting is as follows:

     1. To elect two outside directors to the Board of Directors of the Company for a three year term.


The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the meeting in person, by a duly executed proxy as detailed below, or by a duly executed written ballot the form of which )together with the relevant instructions( may be obtained on the website of the Israeli Securities Authorities at: http://www.magna.isa.gov.il, on the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il, or directly from the Company.

A form of proxy for use at the Meeting and a return envelope for the proxy is also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 24 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being made available by the Board of Directors of the Company. Only Shareholders of record at the close of business on May 3, 2006 will be entitled to vote at the Meeting. Proxies are being mailed to US Shareholders whose names appears, on or about May 4, 2006, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

The Company had outstanding on April 27, 2006 19,479,579 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more Shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person, or by proxy entitled to vote or that have submitted a written ballot and are entitled to vote, will constitute a quorum at the Meeting. If a quorum is not present by 4:30 p.m. on the date of the meeting, the meeting will stand adjourned to June 12, 2006 at the same time and place.






                  BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT



The following table sets forth, as of April 20, 2006, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company's shares, and (ii) all directors and officers as a group. As of April 20, 2006 and as of April 27, 2006, 19,479,579 of our ordinary shares were outstanding.



                                                             Percentage of
                                     Number of ordinary    outstanding ordinary
Name                                     shares held        shares  (1)(2)

Bank Leumi Funds (3)...............       1,539,868              7.9%
Bank Hapoalim Funds (4)............       1,175,221              6.0%
Barry Shaked (5)...................       1,142,935              5.8%
All directors and executive officers
as a group (6).....................       2,380,884              11.9%

-----------

(1) Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.

(2) Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options exercisable on April 20, 2006 or within 60 days thereafter. Pursuant to SEC rules, shares deemed beneficially owned by virtue of an individual's right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(3) This information is based solely on information provided to us by Bank Leumi pursuant to Israeli law with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds. The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.

(4) This information is based solely on information provided to us by Bank Hapoalim pursuant to Israeli law with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds. The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.

(5) Includes options to purchase up to 225,363 shares held by Mr. Shaked, directly or indirectly, that are exercisable on April 20, 2006 or within 60 days thereafter.

(6) Includes options to purchase 611,863 shares that are exercisable currently or within 60 days after April 20, 2006 at exercise prices that range from $9.01 to $23.19.

                     ITEM 1 - ELECTION OF OUTSIDE DIRECTORS

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the "Companies Law") to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination of an outside director, the Company may not appoint such former outside director as a director or employee of the Company or receive professional services from such former outside director for compensation.

Under the Companies Law (1) an outside director must have either "accounting and financial expertise" or "professional qualifications" (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the outside directors must have "accounting and financial expertise." The Board of Directors is required to determine (based in criteria set forth in regulations promulgated under the Companies Law) whether the outside directors have "accounting and financial expertise" or "professional qualifications".

The outside directors are required to be elected by the shareholders. The term of an outside director is three years and may be extended for an additional three years. Other directors are elected annually. All of the outside directors of a company must be members of its audit committee and each other committee of a company's board of directors that exercises the power of the board must include at least one outside director.

Due to the expiration of the final three-year term of our previous outside directors, Mr. Elhanan Streit and Ilan Horesh and pursuant to the recommendation of our nomination committee, at the Meeting, shareholders will be asked to elect Mr. David Bresler and Mr. Louis Berman as outside directors for a term of three years commencing upon their election. Our Board of Directors has determined that Mr. Bresler has "accounting and financial expertise" and Mr. Berman has "professional qualifications".

The following information is supplied with respect to each nominee and is based upon information furnished to it by the nominees:

David Bresler, 49, served as CEO of The Golf Group A.C. Ltd., an Israeli fashion and home furnishings retail chain, from 2002 to 2004. From 1999 to 2002, Mr. Bresler served as CEO of Tango Ltd., an Israeli fashion retail chain. From 1997 to 1998 he served as CEO of Finish IL Ltd., an Israeli office furniture supplier. From 1991 to 1996 he served as CEO of Shilav, a chain of retail stores for baby clothing and products. Prior to 1991, Mr. Bresler has also served as the CFO of Shilav. Mr. Bresler holds a B.A. degree in Economics and Management from the Hebrew University in Jerusalem.
Mr. Bresler has served as an officer in the Israeli army.

Louis Berman, 49, has served in a senior position in the Israeli civil service since August 1999. Mr. Berman has extensive management experience in the Israeli civil service. He holds a B.A. in Political Science from the Haifa University. Mr. Berman has served as an officer in the Israeli army.

It is proposed that at the Annual General Meeting the following Resolutions be adopted:

         "RESOLVED, that Mr. David Bresler be, and hereby is, elected as an outside director of the Company for a three year period commencing immediately; and

         RESOLVED, that Mr. Loius Berman be, and hereby is, elected as an outside director of the Company for a three year period commencing immediately."

The election of outside directors requires the affirmative vote of a majority of the shares voting on the matter, including at least one third of the shares of any non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the election of the outside directors does not exceed one percent of the outstanding Ordinary Shares).

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.


                       By Order of the Board of Directors,

                                  Barry Shaked
                       Chairman of the Board of Directors


Dated: May 10, 2006